KOLASCO CORP.
1005-63 CALLOWHILL DR.
TORONTO, ON, M9R 3L6
CANADA

June 14, 2012

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Kolasco Corp.'s - Registration Statement on Form S-1
Amendment No. 2
Filing No. 333-180459

Dear: Celeste M. Murphy

In response to your letter dated May 30, 2012 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

We note your response to comment 1 from our letter dated April 23, 2012 and continue to view your company as a shell company as defined under Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. While management may have spent a significant amount of time to develop your business and investigated market opportunities among other activities, specific business operations remain nominal. Additionally, as of February 29, 2012 you had $19,610 in assets recorded on your balance sheet, which primarily consists of cash and cash equivalents.

Furthermore, we note that the selling shareholders received the shares for nominal consideration and that the amount of proceeds received by the company does not even cover the costs of the public offering. Additionally, we note that the purpose of the underlying Regulations S offering was to facilitate a public market in the company's securities.

Therefore, please revise your disclosure including your prospectus cover page to identify the company as a shell company. Identify all the selling shareholders as underwriters (not "may be deemed underwriters") and fix the sales price to the public for the duration of the offering.
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RESPONSE: We have revised our disclosure identify the company as a shell company. We identified all the selling shareholders as underwriters (not "may be deemed underwriters") and fixed the sales price to the public for the duration of the offering.

COMMENT: 2

Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

     * Describe how and when a company may lose emerging growth company status;

     * Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

     *    State your election under Section 107(b) of the JOBS Act:

          * If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

          * If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

RESPONSE: We have disclosed on our prospectus cover page the following:

Because we generated less than $1 billion in total annual gross revenues during our most recently completed fiscal year, we qualify as an "emerging growth company" under the Jumpstart Our Business Startups ("JOBS") Act.

We will lose our emerging growth company status on the earliest occurrence of any of the following events:

1. on the last day of any fiscal year in which we earn at least $1 billion in total annual gross revenues, which amount is adjusted for inflation every five years;

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2.   on the last day of the fiscal year of the issuer following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement;

3. on the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

4. the date on which such issuer is deemed to be a `large accelerated filer', as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto."

A "large accelerated filer" is an issuer that, at the end of its fiscal year, meets the following conditions:

1. it has an aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates of $700 million or more as of the last business day of the issuer's most recently completed second fiscal quarter;

2. It has been subject to the requirements of section 13(a) or 15(d) of the Act for a period of at least twelve calendar months; and

3. It has filed at least one annual report pursuant to section 13(a) or 15(d) of the Act.

As an emerging growth company, exemptions from the following provisions are available to us:

1. Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires auditor attestation of internal controls;

2. Section 14A(a) and (b) of the Securities Exchange Act of 1934, which require companies to hold shareholder advisory votes on executive compensation and golden parachute compensation;

3. Section 14(i) of the Exchange Act (which has not yet been implemented), which requires companies to disclose the relationship between executive compensation actually paid and the financial performance of the company;

4. Section 953(b)(1) of the Dodd-Frank Act (which has not yet been implemented), which requires companies to disclose the ratio between the annual total compensation of the CEO and the median of the annual total compensation of all employees of the companies; and

5. The requirement to provide certain other executive compensation disclosure under Item 402 of Regulation S-K. Instead, an emerging growth company must only comply with the more limited provisions of Item 402 applicable to smaller reporting companies, regardless of the issuer's size.

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
Pursuant to Section 107 of the JOBS Act, an emerging growth company may choose to forgo such exemption and instead comply with the requirements that apply to an issuer that is not an emerging growth company. We have elected to maintain our status as an emerging growth company and take advantage of the JOBS Act provisions.

Thank you.

Sincerely,


/s/ MYKOLA OGIR
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MYKOLA OGIR
Director


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